May 1, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Cavium, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-33435

Dear Mr. Mancuso:

Cavium, Inc. (the “Company”) is responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 18, 2012, with respect to Cavium’s Form 10-K listed above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter (in italics).

Item 7. Management’s Discussion and Analysis …. page 37

Fiscal 2011 Compared to Fiscal 2010, page 48

1.	Please tell us, and revise future filings to clarify, the underlying causes for each of the material changes in the line items you discuss. For example, you attribute the increase in revenue in 2011 to “an increase in sales,” “strong unit shipment growth,” and an “increase in demand,” but it is unclear what caused the increase in sales, demand or shipment growth. Likewise, you also attribute changes in gross margin for 2011 to “reduced average selling prices” and for 2010 to “favorable sales mix,” and “sales of higher margin products”; however, it is unclear what impact price changes had and how product mix shifted compared to the prior period. In this regard, please tell us how the products you mention affect average selling prices and the effect each product line has on margins. Also tell us, with a view towards disclosure, where your document includes the three-year revenue history of those products and the effect of new product introductions on product mix during the period presented. See Regulation S-K Item 101(c)(1)(i).

In response to the Staff’s comment, the Company respectfully advises the Staff that, as disclosed on pages 38 and 39 of the Form 10-K, the Company undertakes a sales and development process with a customer, which if successful culminates in a design win for the Company in which the customer designs the Company’s product into their product. However, volume production by the customer of its product typically does not begin for nine months to three years following the design win. Once the customer commences volume production of its product, the demand for the Company’s product increases which leads to a subsequent and commensurate increase in sales of the Company’s product and unit shipment growth, which leads to an increase in the Company’s revenue. In addition, as disclosed on page 39 of the Form 10-K, if the end market demand for the Company’s customers’ products increases, the demand for the Company’s products similarly increases and sales of the Company’s products will increase. In 2011, demand for the Company’s products was positively impacted by both the transition to volume production of design wins from prior years, as well as increased demand for the Company’s products already in production as a result of generally improved global economic conditions and an overall increase in demand for the Company’s customers’ products, all of which led to an increase in sales and shipment of the Company’s products. The Company confirms that in future filings it will discuss the reasons, such as those set forth above, for material changes to sales in the discussion of net revenue in Management’s Discussion and Analysis (“MD&A”) for the period presented.

The Company respectfully advises the Staff that the Company experienced reduced average selling prices in 2011 as compared to 2010 as a result of (1) a decrease in some product prices as a result of market and competitive conditions, which occurs over time as discussed in the risk factor titled “The average selling prices of products in our markets have historically decreased over time and will likely do so in the future, which could harm our revenues and gross profits” on page 17 of the Form 10-K, and (2) reduced product prices for select customers in connection with purchases of larger volumes of the Company’s products. The Company confirms that in future filings it will discuss the reasons, such as those set forth above, for material changes to average selling prices to the extent disclosure is made regarding average selling prices in MD&A.

The Company further respectfully advises the Staff that in 2010 the Company sold a larger number of products with higher prices and higher margins as compared to 2009 and therefore the sales in 2010 reflected a favorable sales mix for the Company. The Company discussed product mix and margins for 2009, 2010 and 2011 in the Form 10-K in the risk factor titled “Fluctuations in the mix of products sold may adversely affect our financial results” on page 17. The Company confirms that in future filings it will discuss the reasons, such as those set forth above, for material changes to gross margin in MD&A.

Item 101(c)(1) of Regulation S-K requires a discussion of the information in paragraphs (c)(1)(i) through (x) of that section for each industry segment only to the extent material to an understanding of the Company’s business taken as a whole. In response to the Staff’s comment, the Company respectfully advises the Staff that on page 46 of the Form 10-K the Company has provided the three-year revenue history of the revenues derived from (a) licensing software and providing software maintenance, support and training, as well as (b) professional service arrangements. In the future, the Company will include the same information under Item 1 of Form 10-K. The Company further advises the Staff that discussion of the information in paragraphs (c)(1)(i) through (x) of Item 101(c)(1), including the three-year revenue history, is not required on a semiconductor product family basis within the Company’s semiconductor product segment because such information is not material to an understanding of the Company’s business taken as a whole.

The Company considers its semiconductor products to be a single class of products because they are all: (1) multicore processor products; (2) manufactured using CMOS fabrication technology; (3) capable of being manufactured as multi-core products, using proprietary design technology; (4) sold to the same types and/or classes of customers; (5) managed by a single operations and sales and marketing group; and (6) utilized in the same end markets (enterprise network, data center, access and service provider, and broadband and consumer markets). Although the Company has different brand names for its semiconductor products, there is extensive cross-functionality and technology between these products, and, therefore, no clear delineation of either functionality or end-market use among the products.

The Company first developed its NITROX products. The OCTEON products build upon NITROX features and add additional functionality related to intelligent processing. The PureVu products build upon the OCTEON features and add additional functionality related to wireless display and media streaming applications. Similarly, the ECONA products use substantial base technology from the NITROX and OCTEON products. The Company’s semiconductor products serve overlapping markets and customers. The product families are meant to serve as brand labels for the Company’s customers’ benefit. Within the product families, the Company offers a full matrix of product configurations and other specific features. The Company’s semiconductor products are primarily distinguishable by their specific configuration and performance levels.

Within the Company’s semiconductor product segment, each product family includes products with varying degrees of performance for different applications within such product family. The Company’s product margins are primarily a function of the performance level of a particular semiconductor product, as well as customer-specific pricing determinations. Within each semiconductor product family, margins are generally higher for higher performance products and lower for lower performance products. Further, product margins are also affected by the timing of cost reductions for fabricated wafers and assembly and test service costs, which generally affects all semiconductor product families equally. Finally, product margins are affected by cost variables such as changes in sort, assembly and test yields, which are more directly correlated with the stage of product life cycle and not semiconductor product family. Therefore, providing margin information on a semiconductor product family basis would not be material to an understanding of the Company’s business taken as whole.

Although all of the Company’s semiconductor product families are not sold directly into the Company’s major markets, there is significant overlap among the markets served by each product family. For example, the Company’s NITROX and OCTEON products are used in all of the Company’s target end markets: enterprise network, data center, access and service provider and broadband and consumer. The Company’s PureVu products address the enterprise network and broadband and consumer markets. The Company’s ECONA products address the broadband and consumer market. As a result, all of the Company’s semiconductor product families are often affected by the same market trends.

For the reasons stated above the Company considers its semiconductor products to be a single class of products and does not believe it is required to provide a discussion of the information in paragraphs (c)(1)(i) through (x) of Item 101 of Regulation S-K for each product family within its semiconductor products because it is not material to an understanding of the Company’s business as a whole. For the reasons stated above, the Company does not believe that providing such information would enhance a reader’s understanding of the Company’s operating results and period-over-period changes. The Company’s semiconductor product family designations are used more for marketing purposes than anything else and all product families are managed internally by the same sales, marketing and operations group. Therefore, providing information such as revenue by branded semiconductor product family is not necessary and does not provide meaningful additional information or insight to investors in understanding the Company’s business as a whole.

Cash Flows from Operating Activities, page 52

2.	Please revise future filings to discuss clearly the reasons for underlying changes to the items you mention. For example, you cite the “increase in inventory” as the “result of higher inventory build-up,” but it is unclear what caused that build-up. Did the build result from lower-than-expected sales and “an inventory build at the new Cisco hub location” during the fourth quarter, as noted in management’s fourth quarter earnings call?

The Company confirms that in future filings it will more clearly discuss the reasons for underlying changes to the items discussed. The Company respectfully advises the Staff that the Company regularly orders inventory in anticipation of expected sales. However, actual sales were less than expected in 2011, which resulted in an increase in inventory and a higher inventory build-up, including at the new Cisco hub location, in 2011 as compared to 2010. The Company will more clearly discuss the underlying reasons for such changes in its future filings.

* * * *

In addition, Cavium acknowledges:

•	Cavium is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cavium may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 943-7100, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Cavium, Inc.

/s/ Vincent P. Pangrazio

By:	Vincent P. Pangrazio
Senior Vice President & General Counsel

cc:	Art Chadwick, Cavium, Inc.
Mark P. Tanoury, Cooley LLP